UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Aptinyx Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

03836N 103

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 8,066,113 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 8,066,113 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,066,113 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%
14	Type of Reporting Person PN

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 825,645 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 825,645 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 825,645 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person PN

This Amendment No. 3 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Aptinyx Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on July 3, 2018, as amended by Amendment No. 1 filed on January 16, 2020 and Amendment No. 2 filed on October 27, 2020 (the “Initial Statement” and, as further amended by this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

This Amendment No. 3 to Schedule 13D is being filed solely due to a change in the aggregate number of shares of Common Stock outstanding and not due to any transaction by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(c)	As of the date hereof, BC LS held 8,066,113 shares of Common Stock, representing approximately 12.1% of the outstanding shares of Common Stock, and BCIP LS held 825,645 shares of Common Stock, representing approximately 1.2% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 8,891,758 shares of Common Stock, representing approximately 13.3% of the outstanding shares of Common Stock. Each Reporting Person’s dilution in ownership resulted solely from a change in the aggregate number of outstanding shares of Common Stock outstanding. The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 66,889,625 shares of Common Stock outstanding as of March 15, 2021, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2021.

(d)	Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021

Bain Capital Life Sciences Fund, L.P.

By: Bain Capital Life Sciences Partners, LP, its general partner

By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Managing Director

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Authorized Signatory